UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2005

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                  Form 20-F X           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The consent of Nation Smith Hermes Diamond (the "Consent") attached as Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into:
(i) the  Registrant's  Registration  Statement  on Form  F-3,  Registration
No. 333-110681; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930. The Consent is being filed to replace the first of three consents of Nation Smith Hermes Diamond (the "Initial Consent") that was filed as
Exhibit 15.2 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2004. The Initial Consent inadvertently mistated the date of the report.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Consent of Nation Smith Hermes Diamond.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          RETALIX LIMITED


Date: May 3, 2005.                        By: /s/ Guy Geri
                                             -----------------
                                          Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

1.                 Consent of Nation Smith Hermes Diamond.